SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ProPetro Holding Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74347M108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347M108		Schedule 13G	Page 1 of 15

1	Names of Reporting Persons Energy Capital Partners II, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 310,422

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 310,422

9	Aggregate Amount Beneficially Owned by Each Reporting Person 310,422

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.4%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Energy Capital Partners II-A, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,111,599

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,111,599

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,111,599

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 12.2%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Energy Capital Partners II-B, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,117,308

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,117,308

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,308

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.5%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Energy Capital Partners II-C (Direct LP), LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,719,251

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,719,251

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,719,251

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.5%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 5 of 15

1	Names of Reporting Persons Energy Capital Partners II-D, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,492,098

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,492,098

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,492,098

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.0%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Energy Capital Partners II (Midland Co-Invest), LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,977,250

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,977,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,250

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.4%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Energy Capital Partners GP II, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,750,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,750,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 22.6%

12	Type of Reporting Person PN

CUSIP No. 74347M108		Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Energy Capital Partners GP II Co-Investment (Midland), LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,977,250

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,977,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,250

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.4%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 74347M108		Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Energy Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,727,928

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,727,928

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,727,928

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 25.0%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 74347M108	Schedule 13G	Page 10 of 15

Item 1.
	(a)	Name of Issuer: ProPetro Holding Corp. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1760 South Midkiff, Bldg. B Midland, Texas 79701

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Energy Capital Partners II, LP (“ECP II”)

Energy Capital Partners II-A, LP (“ECP II-A”)

Energy Capital Partners II-B, LP (“ECP II-B”)

Energy Capital Partners II-C (Direct LP), LP (“ECP II-C”)

Energy Capital Partners II-D, LP (“ECP II-D”)

Energy Capital Partners II (Midland Co-Invest), LP (“ECP Co-Invest”)

Energy Capital Partners GP II, LP (“ECP GP”)

Energy Capital Partners GP II Co-Investment (Midland), LLC (“ECP Co-Invest GP”)

Energy Capital Partners II, LLC (“Energy Capital Partners”)

	(b)	Address or Principal Business Office: The address of each of the Reporting Persons is c/o Energy Capital Partners II, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.
	(c)	Citizenship of each Reporting Person is: Each of the Reporting Persons are organized in the State of Delaware.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”).
	(e)	CUSIP Number: 74347M108

Item 3.
Not applicable.

CUSIP No. 74347M108	Schedule 13G	Page 11 of 15

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares Common Stock of the Issuer as of December 31, 2017, based upon 83,039,854 shares of Common Stock outstanding as of November 6, 2017.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Energy Capital Partners II, LP	310,422	0.4%	0	310,422	0	310,422
Energy Capital Partners II-A, LP	10,111,599	12.2%	0	10,111,599	0	10,111,599
Energy Capital Partners II-B, LP	2,117,308	2.5%	0	2,117,308	0	2,117,308
Energy Capital Partners II-C (Direct LP), LP	3,719,251	4.5%	0	3,719,251	0	3,719,251
Energy Capital Partners II-D, LP	2,492,098	3.0%	0	2,492,098	0	2,492,098
Energy Capital Partners II (Midland Co-Invest), LP	1,977,250	2.4%	0	1,977,250	0	1,977,250
Energy Capital Partners GP II, LP	18,750,678	22.6%	0	18,750,678	0	18,750,678
Energy Capital Partners GP II Co-Investment (Midland), LLC	1,977,250	2.4%	0	1,977,250	0	1,977,250
Energy Capital Partners II, LLC	20,727,928	25.0%	0	20,727,928	0	20,727,928

ECP II is the record holder of 310,422 shares of Common stock. ECP II-A is the record holder of 10,111,599 shares of Common Stock. ECP II-B is the record holder of 2,117,308 shares of Common Stock. ECP II-C is the record holder of 3,719,251 shares of Common Stock. ECP II-D is the record holder of 2,492,098 shares of Common Stock. ECP Co-Invest is the record holder of 1,977,250 shares of Common Stock.

Each of ECP II, ECP II-A, ECP II-B, ECP II-C and ECP II-D is managed by its general partner, ECP GP, which is managed by its general partner, Energy Capital Partners. ECP Co-Invest is managed by its general partner, ECP Co-Invest GP. ECP Co-Invest GP is managed by its sole member, Energy Capital Partners.

As a result, each of ECP GP and Energy Capital Partners may be deemed to share beneficial ownership of the shares held by ECP II, ECP II-A, ECP II-B, ECP II-C and ECP II-D, and each of ECP Co-Invest GP and Energy Capital Partners may be deemed to share beneficial ownership of the shares held by ECP Co-Invest.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 74347M108	Schedule 13G	Page 12 of 15

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018
ENERGY CAPITAL PARTNERS II, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Christopher M. Leininger
	Name:	Christopher M. Leininger
	Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS II-A, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Christopher M. Leininger
	Name:	Christopher M. Leininger
	Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS II-B, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Christopher M. Leininger
	Name:	Christopher M. Leininger
	Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS II-C (DIRECT LP), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Christopher M. Leininger
	Name:	Christopher M. Leininger
	Title:	Managing Director and Deputy General Counsel

CUSIP No. 74347M108	Schedule 13G	Page 13 of 15

ENERGY CAPITAL PARTNERS II-D, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS II (MIDLAND CO-INVEST), LP
By: Energy Capital Partners GP II Co-Investment (Midland), LLC, its general partner
By: Energy Capital Partners II, LLC, its sole member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS GP II, LP
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

ENERGY CAPITAL PARTNERS GP II CO-INVESTMENT (MIDLAND), LLC
By: Energy Capital Partners II, LLC, its sole member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

CUSIP No. 74347M108	Schedule 13G	Page 14 of 15

ENERGY CAPITAL PARTNERS II, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

CUSIP No. 74347M108	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.